Delisting Determination,The Nasdaq Stock Market, LLC,
September 15, 2008, Omni Financial Services, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Omni Financial Services, Inc.
(the Company), effective at the opening of the trading session on September 25, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(14). The Company was notified of the Staffs determination on April 17, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on July 18, 2008 and trading in the Companys securities was suspended on July 22, 2008. The Staffs Determination to delist the Company became final on July 22, 2008.